UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Monopar Therapeutics Inc.

File No. 000-55866 - CF#35706

_____

       Monopar Therapeutics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on November 9, 2017, as amended.

       Based on representations by Monopar Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through November 9, 2027
Exhibit 10.2	through November 9, 2027
Exhibit 10.3	through November 9, 2027
Exhibit 10.4	through November 9, 2027

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary